

April 17, 2012

Via E-mail
Kenneth A. Black
Chief Financial Officer
First Citizens Bancshares, Inc.
4300 Six Forks Road
Raleigh, North Carolina 27609

> **Re: First Citizens Bancshares, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 7, 2012**
> **File No. 001-16715**

Dear Mr. Black:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions or changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Risk Factors

Weakness in real estate markets…, page 9

1. Please revise the heading of this paragraph to relate more closely to the substance of this section, which is that your revolving mortgage portfolio is comprised principally of loans secured by junior liens. Please quantify the percentage of your portfolio that is secured by junior liens and the percentage of your portfolio that is essentially unsecured due to the fact that the senior lien is in excess of the value of the collateral.

Reimbursements under loss share agreements…, page 9

2. We note that you have a significant amount of exposure to assets covered by loss share agreements. Please expand this risk factor to more fully discuss the impact that the loss share agreements have on your business and the percentage of your loan portfolio that is subject to such agreements. Please also expand your discussion of the obligations that are imposed upon you as a result of your participation, the potential lengths of the delays that could result (including the risks associated with such delays) and the specific rights that could be disallowed. Finally, please expand your disclosure to discuss the losses that are currently projected to occur during the loss share term and the percentage of those losses that management anticipates will and will not be covered by the FDIC.

Properties, page 13

3. In future filings, please state briefly the location and general character of your headquarters. Refer to Item 102 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

4. We note your disclosure beginning on page 31 regarding your revolving mortgage loan portfolio. You disclose that it represents 20% of your noncovered portfolio at December 31, 2011, that two-thirds of loans are secured by junior liens and that delinquency levels and charge-offs have increased in 2011 and are projected to remain elevated. Please respond to the following:

   a. Tell us in detail and revise future filings to explain the nature and key terms of your revolving mortgage loans and discuss the pervasiveness of these terms in your portfolio. For example, quantify the percentage of loans that have a variable rate, the percentage that are interest-only, describe how long the draw period is, provide a schedule of when loans will start to amortize, etc.

   b. Tell us in detail and revise future filings to describe how you monitor the credit risk (payment status, etc.) of the senior lien position for your loans secured by junior liens and quantify the percentage of the portfolio for which you do not hold the senior lien position. Specifically discuss how and what credit metrics you monitor on senior lien positions that you do not hold or service.

   c. For your junior loans in which you do not hold or service the senior lien, please tell us in detail and revise future filings to discuss how you measure credit risk in the determination of your allowance for loan losses.

   d. Please tell us in detail and revise future filings to discuss how your allowance for loan loss methodology incorporates the elevated default risk associated with payment shocks due to rising interest rates for variable rate loans and for loans that convert from interest-only to amortizing loans.

e. If you do not have information related to the senior lien position for a significant amount of your portfolio, consider revising future filings to include a risk factor or other disclosure that addresses the risks related to the lack of available information on the performance of senior lien loans and its impact on the accuracy of your loan loss estimates and discuss how you address this risk.

Management's Annual Report on Internal Control Over Financial Reporting, page 63

5. We note your disclosure that management determined that there was a material weakness in your internal control over financial reporting relating to the accounting and financial reporting for acquired loans and the FDIC receivable in FDIC-assisted transactions. Please provide more detail as to the steps that management has taken, and will take, in order to ensure that your internal control over financial reporting and disclosure controls and procedures are effective going forward.

Note A – Summary of Significant Accounting Policies, page 72

6. We note your disclosure that you obtain updated appraisals or valuations at least annually related to impaired loans and OREO. Please tell us in detail and revise future filings to clarify what procedures you perform at each quarter end to determine that your measurement of impaired loans and OREO is appropriate.

Loans and Leases, page 73

7. Please tell us in detail and revise future filings to disclose why you did not initially estimate the timing of cash flows for loans acquired in the TVB and VB transactions at the dates of the acquisitions and clarify if subsequent to the acquisition you estimated the timing of cash flows. Additionally, clarify for us how you measured fair value of the loans at acquisition date considering this disclosure.

Note D – Loans and Leases – Acquired Loans, page 94

8. Please revise future filings to disclose at each period end presented the carrying amount of loans accounted for using the cost recovery method. Refer to ASC 310-30-50-2(4).

9. Please explain to us why the fair value at the acquisition date of non-impaired loans acquired from United Western and CCB is only 3.5% less than the cash flows expected to be collected which results in a very low accretable yield. Please include qualitative and quantitative information in your analysis.

Related Person Transactions During 2011, page 33 of Definitive Proxy Statement on Schedule 14A

10. Please confirm that by "other persons" in the representations included in this section, you mean persons not related to you. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Confirm that you will provide the correct representation in future filings.

Section 16(a) Beneficial Ownership Reporting Compliance, page 38 of Definitive Proxy Statement on Schedule 14A

11. We note that Frank B. Holding has failed to timely file his reports regarding the changes in his beneficial ownership on numerous occasions over the past three years. Please tell us what the company has done, and will do, in order to ensure that transactions are reported on a timely basis going forward.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt
Michael R. Clampitt
Senior Attorney